ThinkEquity LLC

17 State Street, 41st Floor

New York, NY 10004

April 17, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F St., NE

Washington, D.C. 20549

Re:	Greenland Energy Company

Registration Statement on Form S-1 (File No. 333-294995)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, ThinkEquity LLC as placement agent, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on April 21, 2026, or as soon thereafter as practicable.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

ThinkEquity LLC

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking